UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Amendment No.    )*

ProFrac Holding Corp.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

74319N 100

(CUSIP Number)

Dan Wilks

Farris Wilks

17018 IH 20

Cisco, Texas 76437

Telephone: (817) 850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2022

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Dan Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,954,937 Shares of Class A Common Stock (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,954,937 Shares of Class A Common Stock (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,954,937 Shares of Class A Common Stock (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3% (3)(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

THRC Holdings, LP, a Texas limited partnership (“THRC Holdings”), owns 14,954,937 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of ProFrac Holding Corp. (the “Issuer”). The general partner of THRC Holdings is THRC Management, LLC, a Texas limited liability company (“THRC Management”). Dan Wilks is the sole member of THRC Management.

(2)

Does not include 49,939,536 (a) units in ProFrac Holdings LLC, a Texas limited liability company (“ProFrac LLC” and, such units, “ProFrac LLC Units”), or (b) shares of the Issuer’s Class B common stock, par value $0.01 per share (“Class B Common Stock”), held by THRC Holdings. At the request of the holder, each ProFrac LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the Third Amended and Restated Limited Liability Company Agreement of ProFrac Holdings, LLC (the “ProFrac Holdings LLC Agreement”), newly-issued shares of Class A Common Stock on a one-for-one basis or for a cash payment to be determined pursuant to the ProFrac Holdings LLC Agreement for each Unit redeemed. The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act but is entitled to one vote per share on any matter coming before the stockholders of the Issuer.

(3)	Based on 39,008,850 shares of Class A Common Stock outstanding as of May 17, 2022.
(4)

In aggregate, combining the Reporting Persons’ Class A Common Stock and Class B Common Stock, as of May 17, 2022, the Reporting Persons collectively had voting power representing approximately 88.6% of the Issuer’s outstanding classes of common stock.

1	NAMES OF REPORTING PERSONS THRC Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,954,937 Shares of Class A Common Stock (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,954,937 Shares of Class A Common Stock (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,954,937 Shares of Class A Common Stock (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3% (3)(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	THRC Holdings owns 14,954,937 shares of Class A Common Stock. THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management.
(2)

Does not include 49,939,536 (a) ProFrac LLC Units or (b) shares of Class B Common Stock held by THRC Holdings. At the request of the holder, each ProFrac LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the ProFrac Holdings LLC Agreement, newly-issued shares of Class A Common Stock on a one-for-one basis or for a cash payment to be determined pursuant to the ProFrac Holdings LLC Agreement for each Unit redeemed. The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act but is entitled to one vote per share on any matter coming before the stockholders of the Issuer.

(3)	Based on 39,008,850 shares of Class A Common Stock outstanding as of May 17, 2022.
(4)

In aggregate, combining the Reporting Persons’ Class A Common Stock and Class B Common Stock, as of May 17, 2022, the Reporting Persons collectively had voting power representing approximately 88.6% of the Issuer’s outstanding classes of common stock.

1	NAMES OF REPORTING PERSONS THRC Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,954,937 Shares of Class A Common Stock (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,954,937 Shares of Class A Common Stock (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,954,937 Shares of Class A Common Stock (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3% (3)(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	THRC Holdings owns 14,954,937 shares of Class A Common Stock. THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management.
(2)

Does not include 49,939,536 (a) ProFrac LLC Units or (b) shares of Class B Common Stock held by THRC Holdings. At the request of the holder, each ProFrac LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the ProFrac Holdings LLC Agreement, newly-issued shares of Class A Common Stock on a one-for-one basis or for a cash payment to be determined pursuant to the ProFrac Holdings LLC Agreement for each Unit redeemed. The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act but is entitled to one vote per share on any matter coming before the stockholders of the Issuer.

(3)	Based on 39,008,850 shares of Class A Common Stock outstanding as of May 17, 2022.
(4)

In aggregate, combining the Reporting Persons’ Class A Common Stock and Class B Common Stock, as of May 17, 2022, the Reporting Persons collectively had voting power representing approximately 88.6% of the Issuer’s outstanding classes of common stock.

1	NAMES OF REPORTING PERSONS Farris Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,732,715 Shares of Class A Common Stock (1)(2)
	8	SHARED VOTING POWER 977,778 Shares of Class A Common Stock (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,710,493 Shares of Class A Common Stock (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,710,493 Shares of Class A Common Stock (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0% (3)(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

FARJO Holdings, LP, a Texas limited partnership (“FARJO Holdings”), owns 977,778 shares of Class A Common Stock and the Farris and Jo Ann Wilks 2022 Family Trust, a Texas irrevocable trust (the “Farris Trust”), owns 10,732,715 shares of Class A Common Stock (the number of shares owned by the Farris Trust is subject to change based on an appraisal). FARJO Management, LLC, a Texas limited liability company (“FARJO Management”), is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management. Farris Wilks and Jo Ann Wilks each serve as a trustee of the Farris Trust and, in such capacity, share dispositive power over the shares of Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of Class A Common Stock owned by the Farris Trust.

(2)

Does not include 47,508,329 (a) ProFrac LLC Units or (b) shares of Class B Common Stock held by the Farris Trust. At the request of the holder, each ProFrac LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the ProFrac Holdings LLC Agreement, newly-issued shares of Class A Common Stock on a one-for-one basis or for a cash payment to be determined pursuant to the ProFrac Holdings LLC Agreement for each Unit redeemed. The number of ProFrac LLC Units and shares of Class B Common Stock owned by the Farris Trust is subject to change based on an appraisal. The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act but is entitled to one vote per share on any matter coming before the stockholders of the Issuer.

(3)	Based on 39,008,850 shares of Class A Common Stock outstanding as of May 17, 2022.
(4)

In aggregate, combining the Reporting Persons’ Class A Common Stock and Class B Common Stock, as of May 17, 2022, the Reporting Persons collectively had voting power representing approximately 88.6% of the Issuer’s outstanding classes of common stock.

1	NAMES OF REPORTING PERSONS Jo Ann Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 977,778 Shares of Class A Common Stock (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,710,493 Shares of Class A Common Stock (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,710,493 Shares of Class A Common Stock (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0% (3)(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

FARJO Holdings owns 977,778 shares of Class A Common Stock and the Farris Trust owns 10,732,715 shares of Class A Common Stock (the number of shares owned by the Farris Trust is subject to change based on an appraisal). FARJO Management is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management. Farris and Jo Ann Wilks each serve as a trustee of the Farris Trust and, in such capacity, share dispositive power over the shares of Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of Class A Common Stock owned by the Farris Trust.

(2)

Does not include 47,508,329 (a) ProFrac LLC Units or (b) shares of Class B Common Stock held by the Farris Trust. At the request of the holder, each ProFrac LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the ProFrac Holdings LLC Agreement, newly-issued shares of Class A Common Stock on a one-for-one basis or for a cash payment to be determined pursuant to the ProFrac Holdings LLC Agreement for each Unit redeemed. The number of ProFrac LLC Units and shares of Class B Common Stock owned by the Farris Trust is subject to change based on an appraisal. The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act but is entitled to one vote per share on any matter coming before the stockholders of the Issuer.

(3)	Based on 39,008,850 shares of Class A Common Stock outstanding as of May 17, 2022.
(4)

In aggregate, combining the Reporting Persons’ Class A Common Stock and Class B Common Stock, as of May 17, 2022, the Reporting Persons collectively had voting power representing approximately 88.6% of the Issuer’s outstanding classes of common stock.

1	NAMES OF REPORTING PERSONS Farris and Jo Ann Wilks 2022 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,732,715 Shares of Class A Common Stock (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,732,715 Shares of Class A Common Stock (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,732,715 Shares of Class A Common Stock (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5% (3)(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The Farris Trust owns 10,732,715 shares of Class A Common Stock (the number of shares owned by the Farris Trust is subject to change based on an appraisal). Farris and Jo Ann Wilks each serve as a trustee of the Farris Trust and, in such capacity, share dispositive power over the shares of Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of Class A Common Stock owned by the Farris Trust.

(2)

Does not include 47,508,329 (a) ProFrac LLC Units or (b) shares of Class B Common Stock held by the Farris Trust. At the request of the holder, each ProFrac LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the ProFrac Holdings LLC Agreement, newly-issued shares of Class A Common Stock on a one-for-one basis or for a cash payment to be determined pursuant to the ProFrac Holdings LLC Agreement for each Unit redeemed. The number of ProFrac LLC Units and shares of Class B Common Stock owned by the Farris Trust is subject to change based on an appraisal. The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act but is entitled to one vote per share on any matter coming before the stockholders of the Issuer.

(3)	Based on 39,008,850 shares of Class A Common Stock outstanding as of May 17, 2022.
(4)

In aggregate, combining the Reporting Persons’ Class A Common Stock and Class B Common Stock, as of May 17, 2022, the Reporting Persons collectively had voting power representing approximately 88.6% of the Issuer’s outstanding classes of common stock.

1	NAMES OF REPORTING PERSONS FARJO Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 977,778 Shares of Class A Common Stock (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 977,778 Shares of Class A Common Stock (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 977,778 Shares of Class A Common Stock (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (3)(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	FARJO Holdings owns 977,778 shares of Class A Common Stock. FARJO Management is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management.
(2)

Does not include 47,508,329 (a) ProFrac LLC Units or (b) shares of Class B Common Stock held by the Farris Trust. At the request of the holder, each ProFrac LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the ProFrac Holdings LLC Agreement, newly-issued shares of Class A Common Stock on a one-for-one basis or for a cash payment to be determined pursuant to the ProFrac Holdings LLC Agreement for each Unit redeemed. The number of ProFrac LLC Units and shares of Class B Common Stock owned by the Farris Trust is subject to change based on an appraisal. The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act but is entitled to one vote per share on any matter coming before the stockholders of the Issuer.

(3)	Based on 39,008,850 shares of Class A Common Stock outstanding as of May 17, 2022.
(4)

In aggregate, combining the Reporting Persons’ Class A Common Stock and Class B Common Stock, as of May 17, 2022, the Reporting Persons collectively had voting power representing approximately 88.6% of the Issuer’s outstanding classes of common stock.

1	NAMES OF REPORTING PERSONS FARJO Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 977,778 Shares of Class A Common Stock (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 977,778 Shares of Class A Common Stock (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 977,778 Shares of Class A Common Stock (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (3)(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	FARJO Holdings owns 977,778 shares of Class A Common Stock. FARJO Management is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management.
(2)

Does not include 47,508,329 (a) ProFrac LLC Units or (b) shares of Class B Common Stock held by the Farris Trust. At the request of the holder, each ProFrac LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the ProFrac Holdings LLC Agreement, newly-issued shares of Class A Common Stock on a one-for-one basis or for a cash payment to be determined pursuant to the ProFrac Holdings LLC Agreement for each Unit redeemed. The number of ProFrac Units and shares of Class B Common Stock owned by the Farris Trust is subject to change based on an appraisal. The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act but is entitled to one vote per share on any matter coming before the stockholders of the Issuer.

(3)	Based on 39,008,850 shares of Class A Common Stock outstanding as of May 17, 2022.
(4)

In aggregate, combining the Reporting Persons’ Class A Common Stock and Class B Common Stock, as of May 17, 2022, the Reporting Persons collectively had voting power representing approximately 88.6% of the Issuer’s outstanding classes of common stock.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) is filed by THRC Holdings, LP, a Texas limited partnership (“THRC Holdings”), THRC Management, LLC, a Texas limited liability company (“THRC Management”), FARJO Holdings, LP, a Texas limited partnership (“FARJO Holdings”), FARJO Management, LLC, a Texas limited liability company (“FARJO Management”), Dan Wilks, the Farris and Jo Ann Wilks 2022 Family Trust, a Texas irrevocable trust (the “Farris Trust”), Farris Wilks and Jo Ann Wilks (collectively, the “Reporting Persons”) and relates to an aggregate of 26,665,430 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of ProFrac Holding Corp., a Delaware corporation (the “Issuer”). The Reporting Persons also may be deemed to beneficially own an aggregate of 97,447,865 shares of the Issuer’s Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”). The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act but is entitled to one vote per share on any matter coming before the stockholders of the Issuer. The Reporting Persons also may be deemed to beneficially own an aggregate of 97,447,865 units (the “ProFrac LLC Units”) in ProFrac Holdings, LLC, a Texas limited liability company (“ProFrac LLC”). At the request of the holder, each ProFrac LLC Unit may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the Third Amended and Restated Limited Liability Company Agreement of ProFrac Holdings, LLC (the “ProFrac Holdings LLC Agreement”), newly-issued shares of Class A Common Stock on a one-for-one basis or for a cash payment to be determined pursuant to the ProFrac Holdings LLC Agreement for each Unit redeemed. The principal executive office of the Issuer is located at 333 Shops Boulevard, Suite 301, Willow Park, TX 76087.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by Dan Wilks, THRC Holdings, THRC Management, FARJO Holdings, FARJO Management, Farris Wilks, Jo Ann Wilks and the Farris Trust.

(b)	The business address of each of the Reporting Persons is 17018 IH 20, Cisco, TX 76437.

(c)	The principal occupation of each of Dan Wilks, Farris Wilks and Jo Ann Wilks is self-employed investor. THRC Holdings and FARJO Holdings are limited partnerships. THRC Management is a member-managed limited liability company. FARJO Management is a manager-managed limited liability company. The Farris Trust is an irrevocable trust.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Dan Wilks, Farris Wilks and Jo Ann Wilks is a citizen of the United States of America. THRC Holdings and FARJO Holdings are limited partnerships organized under the laws of the State of Texas. THRC Management and FARJO Management are limited liability companies organized under the laws of the State of Texas. The Farris Trust is an irrevocable trust organized under the laws of the State of Texas.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4. Purpose of Transaction.

On May 12, 2022, the Issuer entered into an Underwriting Agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC, Piper Sandler & Co. and Morgan Stanley & Co. LLC, for themselves and as representatives of the other underwriters named therein (the “Underwriters”), relating to the offer and sale of the Issuer’s Class A Common Stock. The Underwriting Agreement provided for the offer and sale by the Issuer, and the purchase by the Underwriters, of 16,000,000 shares of Common Stock at a price to the public of $18.00 per share (the “Offering”). Pursuant to the Underwriting Agreement, the Issuer has granted the Underwriters a 30-day option to purchase up to 2,400,000 additional shares of Class A Common Stock. The Offering closed on May 17, 2022.

Immediately prior to such closing, pursuant to the Master Reorganization Agreement (as defined below) as part of the Offering, THRC Holdings’ and Farris Wilks’ direct and indirect equity ownership in ProFrac LLC was converted into (a) shares of Class A Common Stock and (b) ProFrac LLC Units, and such persons acquired for $0.01 per share, a number of shares of Class B Common Stock equal to the number of ProFrac LLC Units received in such reorganization. The shares of Class B Common Stock (i) confer no incidents of economic ownership on the holders thereof, (ii) only confer voting rights on the holders thereof, and (iii) may only be issued on a one-for-one basis, to the holders of ProFrac LLC Units.

In addition, in connection with the Offering, on May 17, 2022, THRC Holdings purchased 4,222,222 shares of Class A Common Stock at $18.00 per share and FARJO Holdings purchased 977,778 shares of Class A Common Stock at $18.00 per share.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other securityholders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries, including with a person in which a Reporting Person has an interest; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (which may include distributions to limited partners and transfers to affiliates); subsequent offerings; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including common stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the common stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons and such affiliates.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to the agreements described herein, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

(a) In aggregate, the Reporting Persons are the beneficial owners of (i) 26,665,430 shares of Class A Common Stock, representing 70.9% of the Class A Common Stock outstanding as of May 17, 2022, and (ii) 97,447,865 shares of Class B Common Stock, representing 96.4% of the Issuer’s Class B Common Stock outstanding as of May 17, 2022. The Issuer’s Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act. The Issuer’s Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act. In aggregate, combining the Reporting Persons’ Class A Common Stock and Class B Common Stock, as of May 17, 2022, the Reporting Persons collectively have voting power representing approximately 88.6% of the Issuer’s outstanding common stock. The percentage of beneficial ownership is based upon (i) 39,008,850 shares of Class A Common Stock and (ii) 101,133,201 shares of Class B Common Stock outstanding as of May 17, 2022.

(b) The number of shares of Class A Common Stock to which each Reporting Person has sole or shared voting or dispository power is set forth on such Reporting Person’s cover page to this Schedule 13D.

(c) The information set forth above in Item 4 is incorporated herein by reference. There were no additional transactions by the Reporting Persons in the Class A Common Stock within the last 60 days.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Lock-Up Agreement

In connection with the Offering, certain of the Reporting Persons agreed that, for a period of 180 days, starting on May 12, 2022, they will not, without the prior written consent of the representatives of the Underwriters, dispose of or hedge any shares of Class A Common Stock or any securities convertible into or exchangeable for Class A Common Stock, subject to certain exceptions.

Master Reorganization Agreement

In connection with the Offering, the Issuer entered into a master reorganization agreement (the “Master Reorganization Agreement”) with, among others, certain of the Reporting Persons, and related agreements to effect the corporate reorganization referred to in Item 4 above.

Registration Rights Agreement

In connection with the Offering, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with THRC Holdings, Farris Wilks and certain other stockholders identified on the signature pages thereto, pursuant to which the Issuer agreed to register under the federal securities laws the offer and resale of shares of the Class A Common Stock held by THRC Holdings, Farris Wilks or certain of their affiliates or permitted transferees under the Registration Rights Agreement, subject to certain limitations.

Third Amended and Restated Limited Liability Company Agreement of ProFrac LLC

In connection with the Offering and corporate reorganization referred to in Item 4 above, the Limited Liability Company Agreement of ProFrac LLC was amended and restated.

Stockholders’ Agreement

In connection with the Offering, the Issuer entered into a stockholders’ agreement (the “Stockholders’ Agreement”) with THRC Holdings, Farris Wilks and certain of the other holders of ProFrac LLC Units. Among other things, the Stockholders’ Agreement provides that, for so long as THRC Holdings, Farris Wilks and their affiliates individually or collectively beneficially own more than 50% of the outstanding shares of the Issuer’s common stock, THRC Holdings and Farris Wilks will each have the right to designate one director for election to the Board following the Offering.

When THRC Holdings, Farris Wilks and their affiliates collectively beneficially own less than 50% of the outstanding shares of the Issuer’s common stock, the Board will be divided into three classes, with directors of each class serving for staggered three-year terms, and THRC Holdings and Farris Wilks will each have the right to designate one class III director to the Board for so long as each of THRC Holdings and Farris Wilks and their affiliates collectively beneficially own at least 5% of the outstanding shares of the Issuer’s common stock.

Tax Receivable Agreement

In connection with the Offering, the Issuer entered into a tax receivable agreement (the “Tax Receivable Agreement”) with certain of the ProFrac LLC Unit Holders (each such person or its permitted transferees, a “TRA Holder” and collectively, the “TRA Holders”), including THRC Holding and Farris Wilks, that provides for the payment by the Issuer to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that the Issuer actually realizes (or is deemed to realize in certain circumstances) in periods after the Offering as a result of (i) certain increases in tax basis that occur as a result of the Issuer’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s ProFrac LLC Units in connection with the Offering or pursuant to an exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by the Issuer as a result of, and additional tax basis arising from, any payments the Issuer makes under the Tax Receivable Agreement.

The descriptions of the Lock-Up Agreement, the Master Reorganization Agreement, the Registration Rights Agreement, the Third Amended and Restated Limited Liability Company Agreement of ProFrac LLC, the Stockholders’ Agreement and the Tax Receivable Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Form of Lock-Up Agreement (incorporated by reference to Exhibit D to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 18, 2022).

2	Master Reorganization Agreement, dated as of May 12, 2022, by and among ProFrac Holdings, LLC, ProFrac Holding Corp. and the other parties thereto (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 18, 2022).

3	Registration Rights Agreement, dated as of May 17, 2022, by and among ProFrac Holding Corp., THRC Holdings, LP, Farris C. Wilks and the other parties thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 18, 2022).

4	Third Amended and Restated Limited Liability Company Agreement of ProFrac Holdings, LLC, dated as of May 17, 2022 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 18, 2022).

5	Stockholders’ Agreement, dated as of May 17, 2022, by and among ProFrac Holding Corp., THRC Holdings, LP, Farris C. Wilks, FARJO Holdings, LP and the Farris and Jo Ann Wilks 2022 Family Trust (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 18, 2022).

6	Tax Receivable Agreement, dated as of May 17, 2022, by and among ProFrac Holding Corp., the TRA Holders and the Agents named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 18, 2022).

7	Power of Attorney (Dan Wilks), dated as of May 11, 2022.

8	Power of Attorney (THRC Holdings, LP), dated as of May 11, 2022.

9	Power of Attorney (THRC Management, LLC), dated as of May 11, 2022.

10	Power of Attorney (Farris Wilks), dated as of May 11, 2022.

11	Power of Attorney (Jo Ann Wilks), dated as of May 11, 2022.

12	Power of Attorney (Farris and Jo Ann Wilks 2022 Family Trust), dated as of May 11, 2022.

13	Power of Attorney (FARJO Holdings, LP), dated as of May 26, 2022.

14	Power of Attorney (FARJO Management, LLC), dated as of May 26, 2022.

15	Joint Filing Agreement, dated as of May 26, 2022

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Farris and Jo Ann Wilks 2022 Family Trust

Dated: May 26, 2022	By:	/s/ Robert Willette
Name: Robert Willette
Title: Attorney-in-Fact

THRC Holdings, LP

	By:	/s/ Robert Willette
Name: Robert Willette
Title: Attorney-in-Fact

THRC Management, LLC

	By:	/s/ Robert Willette
Name: Robert Willette
Title: Attorney-in-Fact

FARJO Holdings, LP

	By:	/s/ Robert Willette
Name: Robert Willette
Title: Attorney-in-Fact

FARJO Management, LLC

	By:	/s/ Robert Willette
Name: Robert Willette
Title: Attorney-in-Fact

*
Dan H. Wilks

*
Farris C. Wilks

*
Jo Ann Wilks

*By:	/s/ Robert Willette
Robert Willette, as Attorney-in-Fact